EXHIBIT 99.1

GSK and Prosensa Announce Primary Endpoint Not Met in Phase III Study of Drisapersen in Patients With Duchenne Muscular Dystrophy

LONDON and LEIDEN, Netherlands, Sept. 20, 2013 (GLOBE NEWSWIRE) -- GlaxoSmithKline (GSK) and Prosensa today announced that GSK's Phase III clinical study of drisapersen, an investigational antisense oligonucleotide, for the treatment of Duchenne Muscular Dystrophy (DMD) patients with an amenable mutation, did not meet the primary endpoint of a statistically significant improvement in the 6 Minute Walking Distance (6MWD) test compared to placebo.

A total of 186 boys were randomised to this double-blind, placebo-controlled study (DMD114044) and received drisapersen at a dose of 6mg/kg/week (N=125) or placebo (N=61) via subcutaneous injection over 48 weeks. The difference in 6MWD (mean (CI) 10.33m (-14.65, 35.31), p=0.415) between drisapersen and placebo groups did not reach statistical significance. There was no treatment difference in key secondary assessments of motor function: 10-meter walk/run test, 4-stair climb and North Star Ambulatory Assessment. The most commonly reported adverse events included injection site reactions (78% for drisapersen vs 16% for placebo) and renal adverse events (including subclinical proteinuria; 46% for drisapersen vs 25% for placebo). No patients had thrombocytopenia.

Full evaluation of the benefit-to-risk profile of drisapersen treatment across all studies is anticipated to be completed by year end. This may include analyses of pooled results from various drisapersen studies.

"We appreciate that these results will be disappointing for boys with DMD and their families. We would like to sincerely thank all those who participated in the study for their commitment," commented Carlo Russo, Senior Vice President, Head of GSK Rare Diseases Research & Development. "We are committed to evaluating the outcome of this study in the context of the overall development programme with experts in the field, and we expect such evaluation to help inform our next steps for drisapersen. It is our hope that progress will be made in an effort to help boys with DMD."

"While we are disappointed that this study did not meet its primary endpoint, we remain committed to the overall programme and will continue to work closely with GSK," said Hans Schikan, Chief Executive Officer of Prosensa. "With no long term disease modifying therapies available for DMD patients, research and development of possible treatment options is of critical importance for boys and their families affected by this debilitating disease."

Results have been submitted for presentation at forthcoming scientific meetings and will also be submitted for publication in a scientific peer-reviewed journal.

Drisapersen is not approved or licensed for use anywhere in the world.

About drisapersen

Drisapersen, (previously GSK2402968/PRO051) an antisense oligonucleotide, which induces exon skipping of exon 51, is currently in late stage development for DMD.

GSK obtained an exclusive worldwide license to develop and commercialise drisapersen from Prosensa in 2009. Drisapersen has been designated orphan drug status in the EU, US and Japan. In June 2013, drisapersen was granted Breakthrough Therapy designation by the US Food and Drug Administration.

For more information regarding the ongoing clinical studies involving drisapersen visit www.clinicaltrials.gov.

About drisapersen clinical development program

The overall clinical programme comprises three early phase studies (PRO051-01, PRO051-02 and DMD114673) and three double-blind, placebo-controlled studies (DMD114117, DMD114876 and DMD114044). Phase II results from DMD114117 were presented at Cold Spring Harbor in April 2013 and are posted on www.gsk-clinicalstudyregister.com. The Phase II results of DMD114876 will be presented at DIA/FDA oligonucleotide meeting, 25-27 Sept 2013, Washington, USA and other scientific congress meetings this year.

The clinical programme also includes an open-label extension study DMD114349 for boys completing DMD114117 and DMD114044.

About DMD

Duchenne Muscular Dystrophy (DMD) is a severely debilitating childhood neuromuscular disease that affects up to 1 in 3,500 live male births. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein.

Patients suffer from progressive loss of muscle function due to the absence or defect of the dystrophin protein, often making them wheelchair bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease. Few patients survive the age of 30.

About exon skipping

The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which lead to the manufacture of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read past the fault. This prevents the rest of the exons being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD.

RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. This technology uses synthetic antisense oligonucleotides to skip an exon next to a deletion and thereby correct the reading frame, enabling the production of a novel dystrophin protein. Up to 13% of boys with DMD have dystrophin gene mutation/deletions amenable to an exon 51 skip.

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Prosensa (Nasdaq:RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients.

www.prosensa.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Kevin Colgan	+1 919 483 2933	(North Carolina)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
Prosensa Enquiries:
Analyst/Investor/Media enquiries:	Celia Economides	+ 1 917 975 1983	(New York)
	Luc Dochez	+ 31 6 2436 8381	(Leiden)

Prosensa Solo Conference Call Information:

Prosensa will host a conference call today at 8:00 am Eastern Time to discuss the results of the DMD114044 study. To participate by telephone, please dial 877-280-2296 (US) or 0800 020 2576 (Netherlands) or 0800 279 5004 (UK). The conference ID number is 7133371.

Additional dial-in numbers and an archived replay of this call will be accessible via the Investors & Media section of Prosensa's website at www.prosensa.com. The replay will remain available for seven (7) days following the live call.

GSK cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

Forward Looking Statements Prosensa

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon-skipping drug candidates and our collaboration with GlaxoSmithKline (GSK). Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

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